UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pricing and Closing of $6 Million Best Efforts Offering

On October 8, 2026, DarkIris Inc. (the “Company”) priced a best efforts public offering for the sale of Units and Pre-Funded Units, each as defined below, for aggregate gross proceeds to the Company of $6 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any Warrants offered. The offering was comprised of (i) 898,965 units (each a “Unit”), each consisting of one Class A ordinary share, par value $0.0016 per share, of the Company (the “Class A Ordinary Shares”), and one warrant to purchase one Class A Ordinary Share (each a “Warrant”), and (ii) 3,267,701 pre-funded units (each a “Pre-Funded Unit”), each consisting of one pre-funded warrant (each a “Pre-Funded Warrant”) to purchase one Class A Ordinary Share, and one Warrant, offered in lieu of Units to certain purchasers who so elected. In the aggregate, the Company issued 898,965 Class A Ordinary Shares, 3,267,701 Pre-Funded Warrants to purchase up to 3,267,701 Class A Ordinary Shares, and 4,166,666 Warrants. The public offering price of the Units was $1.44 per Unit. The public offering price of the Pre-Funded Units was $1.4399 per Pre-Funded Unit, representing the public offering price per Unit, minus $0.0001, and the exercise price per Pre-Funded Warrant is equal to $0.0001 per share.

Each of the Warrants is exercisable to purchase one Class A Ordinary Share at an exercise price of $2.04 per share, subject to adjustment as set forth therein. The Warrants are exercisable immediately upon issuance and will expire six (6) months following the date of issuance. If, at the time of exercise, there is no effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Warrants, the Warrants may be exercised on a cashless basis in accordance with their terms. The Warrants may also be exercised pursuant to a “zero exercise price option,” whether or not there is an effective registration statement or prospectus available for the issuance or resale of the Class A Ordinary Shares underlying the Warrants. In such event, the number of Class A Ordinary Shares issuable upon exercise of the Warrants shall be determined in accordance with the formula set forth therein; provided, however, that in no event shall the aggregate number of Class A Ordinary Shares issuable upon exercise of the Warrants pursuant to such option exceed 52,380,944 shares.

A holder of the Warrants may not exercise any portion of such Warrants to the extent that, after giving effect to such exercise, such holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

Each Pre-Funded Warrant is immediately exercisable for one Class A Ordinary Share at an exercise price of $0.0001 per share and may be exercised at any time until exercised in full. Subject to limited exceptions, a holder may not exercise any portion of its Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

The securities were offered pursuant to a securities purchase agreement, dated October 8, 2026, between the Company and the purchasers named therein (the “Securities Purchase Agreement”), and the Company’s registration statement on Form F-1 (File No. 333-299200), as amended, declared effective by the Securities and Exchange Commission (the “SEC”) on October 8, 2026, and a related registration statement on Form F-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (File No. 333-299359), which became effective upon filing on October 8, 2026.

On October 8, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Prime Number Capital, LLC (the “Placement Agent”), pursuant to which the Placement Agent acted as sole placement agent for the offering and would receive at the closing of the offering a cash fee equal to 5.0% of the aggregate gross proceeds raised in this offering, and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $80,000.

The offering closed on October 9, 2026. The Company received net proceeds of $4.59 million, after deducting placement agent fees and offering expenses. The Company intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The foregoing descriptions of the Securities Purchase Agreement, the Placement Agency Agreement, the Warrants and Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by copies of such documents filed as Exhibits 10.1, 10.2, 4.1 and 4.2, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

A copy of the Company’s press release announcing the offering is furnished as Exhibit 99.1 to this report.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
4.1	Form of Warrant
4.2	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
99.1	Press Release dated October 8, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

By:	/s/ Hong Zhifang
Name:	Hong Zhifang
Title:	Chief Executive Officer

Date: October 9, 2026

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